CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated March 31, 2025, and each included in this Post-Effective Amendment No. 9 to the Registration Statement (Form N-1A, File No. 333-220625) of Dreyfus Institutional Liquidity Funds (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated January 23, 2025, with respect to the financial statements and financial highlights of Dreyfus Treasury and Agency Liquidity Money Market Fund (the sole fund comprising Dreyfus Institutional Liquidity Funds) included in the Annual Report to Shareholders (Form N-CSR) for the year ended November 30, 2024, into this Registration Statement filed with the Securities and Exchange Commission.

  /s/ ERNST & YOUNG LLP

New York, New York

March 25, 2025